Exhibit 99-A3
  Questions & Answers Regarding Offer to Purchase Stock
                                 by
                Cortland First Financial Corporation

The following Questions and Answers are intended to provide general information to the Stockholders. This document summarizes certain terms relating to the Company's Offer to Purchase Stock, and is qualified by and should be read in conjunction with the tender offer documents provided to all Stockholders.

Question: Why is the Company offering to repurchase shares?

Answer: Due to the continued success of the Company, the Company has capital in excess of regulatory requirements. Given the somewhat inactive trading market which exists for the stock, the Board of Directors believes that this repurchase program will accommodate stockholders who may desire to sell some of their stock without incurring brokerage commissions or fees. The repurchase of stock is also part of the Company's strategic plan to reposition the Company's balance sheet by redeploying its capital with the potential to enhance return on equity and earnings per share.

Question: Will the Company have sufficient capital resources to remain strong and pursue its business if it repurchases the shares indicated in the tender offer?

Answer: Yes. The Board of Directors has carefully considered the ongoing needs of the Company for capital to fund its growth. The Company is very well-capitalized and will remain so even after it acquires shares in connection with this Offer.

Question: Do I have to tender all of the shares that I own?

Answer: No. Stockholders may tender any number of shares, or all shares, that they own.

Question: Do I have to tender all my shares at one price?

Answer: No. Stockholders may tender shares at any price they indicate on the Tender Form within the price range.

Question: Do I need to have a certificate for exactly the number of shares tendered?

Answer: No. Excess shares not purchased by the Company in the tender offer will be returned to stockholders by means of a new stock certificate representing the shares not purchased.

Question: Will any shares not purchased due to a proration of my shares be handled in the same fashion?

Answer: Yes. Shares not purchased due to proration or any other reason will be returned to stockholders.

Question: How will the Company determine the Purchase Price to be paid for my shares?

Answer: The Company will determine the maximum price that it will pay (within the range specified in the Company's Offer) to purchase the number of shares that it desires through a "Dutch Auction" process as described in the Offer to Purchase. This will be the Purchase Price for all shares purchased. Shares tendered by stockholders at a price above the Purchase Price will not be purchased and will be returned to stockholders.

Question: Will the Company purchase all my shares if I tender at or below the Purchase Price?

Answer: It may. The Company will purchase all of the shares tendered at or below the Purchase Price, subject to proration if more stockholders tender shares than the Company is willing to purchase. If the Company is presented with more shares at or below the Purchase Price than it desires to purchase, it will buy the same portion or percentage from each stockholder who tenders shares at or below the Purchase Price, subject to the "minimum share priority" described in the next question. This process is called proration.

Question: How do I qualify for the "minimum share priority"?

Answer: Stockholders can qualify for the minimum share priority if they meet all of the following criteria. First, all shares owned by the stockholder in any one legal name must be tendered. Second, less than 100 shares must be tendered. Third, the tender price for the shares must be at or below the Purchase Price. Stockholders who qualify for the "minimum share priority" will not be subject to proration.

Question: Will I be subject to proration on all the shares that I tender?

Answer: No. Stockholders qualifying for the "minimum share priority" are not subject to proration. Further, stockholders will be subject to proration only if the Company does not purchase all of the shares tendered at or below the Purchase Price. In this case, only those shares tendered at or below the Purchase Price will be subject to proration. Those shares tendered above the Purchase Price will not be purchased and will be returned to tendering stockholders.

Question: What if my tender submission does not include certificates representing sufficient shares or contains other errors?

Answer: Tenders will be reviewed by the Company upon receipt to ascertain completeness. Any which do not comply with the terms of the tender offer will be returned to stockholders as soon as possible. The Company cannot guarantee that improperly completed tenders will be returned in sufficient time for stockholders to resubmit their shares. Thus, participating stockholders are encouraged to return their Letter of Transmittal as early as possible.

Question: Will shares tendered early gain priority in the tender process?

Answer: No. All shares properly tendered by the date and time indicated in the Offer (5:00 p.m., Wednesday, July 2,
          1997) will be treated equally.

Question: Do I gain an advantage by waiting until near the end of the tender period to submit my shares?

Answer: No. In fact, stockholders are encouraged to tender early so that if the Letter of Transmittal is incomplete, there will be time to resubmit the tender. If any problem with a tender is not resolved before the end of the tender period, the tender would be invalid.

Question: Will the Company disclose the volume or level of tenders received prior to the end of the tender period?

Answer:   No. All tender offers will be kept strictly confidential.

Question: Can I drop my shares off at any of the Bank's locations?

Answer: You should return your shares directly to the Depositary with a properly completed Letter of Transmittal prior to the Expiration Date of the Offer. If this presents a hardship you may, however, hand deliver your Letter of Transmittal and shares to a bank officer at the Corporate Offices of the Company's main office at 65 Main Street, Cortland, N.Y. Shares tendered to the Company's office should be delivered 2 days prior to the Expiration Date.

Question: What incentive do I have to tender shares at any price below the maximum indicated in the offer?

Answer: The Company will only purchase shares up to the price it determines necessary to acquire the number of shares it desires. Shares tendered above this price will not be purchased by the Company.

Question: How long will it take for the Company to disclose the results of the tender and pay shareholders for shares purchased?

Answer: The Company expects to establish and publish the Purchase Price and proration percentage (if any) as soon as practicable after the close of the tender period. The Company further expects to send checks in payment for the shares purchased within 10 business days after the end of the tender period. Similarly, shares unpurchased due to proration and shares unpurchased due to being tendered at a price above the Purchase Price will be promptly returned to stockholders.

Question: What are the tax implications of my sale of shares?

Answer: The Company expects that most stockholders will be afforded capital gains treatment on the gain realized between the amount of cash received in selling the shares and the stockholder's tax basis in the shares. However, shareholders may not rely upon this as tax advice. All stockholders should review the "Tax Section" in the Offer document and consult their tax advisor to ascertain the proper tax treatment for their sales.

Question: What if I have lost or misplaced my stock certificates?

Answer: If you have lost your stock certificates and wish to submit a tender, the Depositary can provide a lost certificate affidavit for you to sign. Please call the information number (800) 937-5449 for details.

Question: Can I submit a tender if my shares are held in nominee name at a broker?

Answer: Yes. Please contact your broker directly. Your broker must be directed to tender shares on your behalf and can assist you in this process. If you are having difficulties in this process you may call the Company or Depositary for assistance.

Question: Can I change my mind and withdraw my tendered shares?

Answer: Yes. If the Company receives a properly signed letter requesting withdrawal of shares previously tendered prior to the expiration of the Offer, it will remove those shares from the total tendered and return them to the stockholder. No shares may be withdrawn after the expiration of the tender period.

Question: Can the tender period be extended?

Answer: The Company may extend the tender period, but it does not anticipate doing so. It may also change other terms of the Offer. If it does so, stockholders will have the opportunity to withdraw shares previously tendered or tender additional shares based on the changed terms.

Question: Which dividends will I receive?

Answer: The last dividend of the Company was paid on May 15, 1997 for shares held of record on May 8, 1997. Shares purchased by the Company pursuant to the Offer will not receive further dividends. Shares tendered but not purchased (including those returned due to proration) will retain all rights to future dividend payments.

Question: Will the Company offer to repurchase shares in the future?

Answer: The Company may, but does not presently anticipate, pursuing another tender offer to stockholders. Future circumstances will determine the Company's its willingness to repurchase additional shares.

          If you have additional questions or need assistance in tendering shares you may call the Depositary at (800)
          937-5449.